Exhibit 21

The following table indicates, as of the end of the most recently ended fiscal year, the subsidiaries of Thermodynetics, Inc., their respective states and years of incorporation, and the percentage owned by Thermodynetics.

Subsidiary’s Name		State of Incorporation	Year of Incorporation	Percentage Owned
Turbotec Products Plc	0	United Kingdom	2006	56.32%
Vulcan Industries, Inc.		Michigan	1991	wholly owned
National Energy Systems, Inc.		Florida	1984	wholly owned
TPI Systems, Inc.		Connecticut	1983	wholly owned